Exhibit 99.1

ADDITIONAL MINERALIZATION DISCOVERED NORTH OF
ENTRÉE GOLD – OYU TOLGOI LLC JOINT VENTURE GROUND

Vancouver, B.C., March 14, 2011 – Entrée Gold Inc. (TSX:ETG; NYSE AMEX:EGI; Frankfurt:EKA - "Entrée" or the "Company") comments on the recent news release by Ivanhoe Mines announcing the presence of a new zone of shallow copper-molybdenum-gold mineralization just north of the Entrée – Oyu Tolgoi LLC (“OTLLC”) joint venture ground in Mongolia.

Ivanhoe Mines Ltd. (IVN: NYSE, NASDAQ & TSX – “Ivanhoe Mines”) announced the presence of the new zone of mineralization on March 14, 2011.  The discovery, named Ulaan Khud North, extends the known Oyu Tolgoi mineralized trend by a further three kilometres.  The trend includes the Entrée-OTLLC joint venture’s Heruga deposit, Hugo North Extension deposit and Ulaan Khud zone.

Entrée's President & CEO, Greg Crowe, commented, "This discovery, while not on the Entrée – OTLLC joint venture property, is located just three kilometres north of the joint venture’s Ulaan Khud zone.  The strike length of the Oyu Tolgoi mineralized system is now at least twenty-three kilometres, of which seventeen kilometres are located within the Entrée-OTLLC joint venture ground.  Less than half of the trend has been extensively drill-tested to date.  The discovery of Ulaan Khud North is one more example of the magnitude and scale of the trend and the excellent potential for the discovery of additional mineralized zones.”

Ulaan Khud is a near-surface copper and gold mineralized zone located within the Entree-OTLLC joint venture ground.  The Ulaan Khud zone was originally discovered in 2006 during condemnation drilling undertaken as part of an Earn-In Agreement under which the joint venture was formed.  Results were released on October 26, 2006, highlights of which include Hole EGD118 (130m at 0.35% Cu and 0.11 g/t Au) and Hole EGD110 (154m at 0.34% Cu and 0.08 g/t Au).

QUALIFIED PERSON

Robert Cann, P.Geo., Entrée’s Vice-President Exploration, a Qualified Person as defined by National Instrument 43-101 (“NI 43-101”), has reviewed the technical information contained in this release.

ABOUT ENTRÉE GOLD INC.

Entrée Gold Inc. is a Canadian mineral exploration company focused on the worldwide exploration and development of copper and gold prospects. The Company’s flagship Lookout Hill property in Mongolia completely surrounds the Oyu Tolgoi project of Ivanhoe Mines and the Government of Mongolia. A portion of the Lookout Hill property is subject to a joint venture with Oyu Tolgoi LLC, a subsidiary of Ivanhoe Mines and the Government of Mongolia. The joint venture property hosts the Hugo North Extension copper-gold deposit and the Heruga copper-gold-molybdenum deposit. Excellent exploration potential remains on the joint venture property for the discovery of additional mineralized zones.

In North America, the Company is exploring for porphyry-related copper systems in Nevada, Arizona and New Mexico. The primary asset is the Ann Mason property in Nevada, which hosts an inferred mineral resource estimate and considerable potential for additional targets.

The Company is also seeking additional opportunities to utilize its expertise in exploring for deep and/or concealed ore deposits. With a treasury of approximately CAD$21 million, the Company is well-funded for future activities. Rio Tinto and Ivanhoe Mines are major shareholders of Entrée, holding approximately 13% and 12% of issued and outstanding shares, respectively.

FURTHER INFORMATION

Monica Hamm
Manager, Investor Relations
Entrée Gold Inc.
Tel: 604-687-4777
Fax: 604-687-4770
Toll Free: 866-368-7330
E-mail: mhamm@entréegold.com

This News Release contains forward-looking statements and forward-looking information (together, “forward-looking statements”) within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995, with respect to the interpretation of exploration results and the potential for extending known mineralized zones and discovering new mineralized zones.  These forward-looking statements are made as of the date of this news release.  Users of forward-looking statements are cautioned that actual results may vary from the forward-looking statements contained herein.  While the Company has based these forward-looking statements on its expectations about future events as at the date that such statements were prepared, the statements are not a guarantee of the Company’s future performance and are subject to risks, uncertainties, assumptions and other factors which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements. Such factors and assumptions include, among others, the effects of general economic conditions, the prices of gold and copper, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations and misjudgements in the course of preparing forward-looking statements.  In addition, there are known and unknown risk factors which could cause the Company’s actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements. Known risk factors are described in the Company’s Amended and Restated Annual Information Form for the financial year ended December 31, 2009, dated November 2, 2010 filed with the Canadian Securities Administrators and available at www.sedar.com.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.  The Company is under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.